MEMORANDUM

To:    The Holders of Exeter & Hampton Electric Company
       Cumulative Preferred Stock, ___% Dividend Series

Re:    Consent to Agreement and Plan of Merger

Date:  [        ], 2002

     Attached to this Memorandum please find a Unanimous Written Consent of the Cumulative Preferred Stock, ___% Dividend Series (the "__% Preferred"), of Exeter & Hampton Electric Company, a New Hampshire corporation (the "Company"), with respect to a proposed Agreement and Plan of Merger dated as of ______________, 2002 (the "Merger Agreement") between the Company and Concord Electric Company, a New Hampshire corporation ("CECo"), pursuant to which the Company will be merged with and into CECo. The Merger Agreement has been executed by each of the Company and CECo and approved by their respective boards of directors. A copy of the Merger Agreement is included herewith.

     Pursuant to the Merger Agreement, upon consummation of the Merger (as defined therein) the holders of the __% Preferred will receive a number of shares of a new series of CECo Cumulative Preferred Stock equal to the number of shares of __% Preferred owned by them. The new series of CECo Cumulative Preferred Stock will have essentially the same terms and conditions as the __% Preferred, and will in any event be identical to the __% Preferred in all material respects. Each other series of Company Cumulative Preferred Stock will similarly be exchanged for a new series of CECo Cumulative Preferred Stock having terms and conditions identical in all material respects to their existing terms and conditions. CECo currently has 2,150 shares of an 8.7% Series of Cumulative Preferred Stock outstanding.

     As you know, all of the Common Stock of both the Company and CECo is owned of record and beneficially by Unitil Corporation, and therefore the vote of the holders of Common Stock of both companies in favor of the Merger is assured. The holders of CECo Non-Cumulative Preferred Stock and Cumulative Preferred Stock do not have the right to vote as separate classes on the Merger.

     However, the holders of each series of Company Cumulative Preferred Stock, including the __% Series held by you, do have the right to vote as a separate class. Accordingly, the Company is seeking the unanimous written consent of the holders of the __% Preferred Stock to the Merger, and therefore requests that you execute the enclosed Consent and return it to the Company as soon as possible.

     Please be advised that the Company may elect to redeem any shares of __% Preferred Stock that are held by any person who refuses or neglects to execute the Consent requested hereby.


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                        EXETER & HAMPTON ELECTRIC COMPANY

                 UNANIMOUS WRITTEN CONSENT IN LIEU OF A MEETING


     The undersigned, being the holders of all of the issued and outstanding shares of Cumulative Preferred Stock, __% Dividend Series, of Exeter & Hampton Electric Company, a New Hampshire corporation (the "Corporation"), do hereby consent to the adoption of the following resolutions with the same force and effect as if duly adopted at a meeting duly called and held for the purpose:


     RESOLVED: That the Agreement and Plan of Merger (the "Merger
               Agreement") by and between the Corporation and Concord Electric Company, a New Hampshire corporation ("CECo"), substantially in the form appended to this Consent, pursuant to which the Corporation will be merged with and into CECo on the terms and conditions set forth therein, and all of the transactions contemplated thereby including, without limitation, the exchange for shares of the Corporation's Cumulative Preferred Stock, __% Dividend Series, of a new series of CECo Cumulative Preferred Stock as more fully described in the Merger Agreement, are hereby approved and adopted in all respects.

     EXECUTED as of the ___ day of __________________, 2002.



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